UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: August 27, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	2010 Interim Report dated August 19, 2010.

Exhibit 99.1

CONTENTS

2	CHAIRMAN’S STATEMENT

5	KEY FIGURES

6	INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

8	INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

10	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

11	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

12	NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

36	REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

38	OTHER INFORMATION

CHAIRMAN’S STATEMENT

Dear shareholders,

In a flash moment, we find ourselves stepping into the second half of 2010.

During the first half of 2010, the global economy was still faced with uncertainties as the financial crisis has not entirely waned. However, benefiting greatly from the strong production growth and the higher international oil price, the Company achieved a record performance.

During the period, the oil spill in the Gulf of Mexico has raised a major concern for us. We believe such incident is not just a challenge for a single company to confront with, but is an issue that cannot be avoided by the entire industry. The incident has made us to reassess the high risk characteristics of the offshore oil industry. Reflecting on the incident, we have once again placed a higher degree of recognition on safety culture, environmental protection, and social responsibility. Although striving for better development and higher shareholder value is the basic duty of the Company, CNOOC Limited has been committed to, while making reasonable profits, fulfilling its social responsibilities, especially in safety and environmental protection.

It is encouraging that the Company has again improved performance during the first half of 2010 while maintaining an outstanding record in health, safety and environment (HSE).

STEADY BUSINESS GROWTH

Early this year, we set a rather ambitious production target. Moving steadily towards this target, we have achieved remarkable results for the first half of the year.

During the period, the Company’s business progressed smoothly. Net oil and gas production reached 149.0 million BOE, representing an increase of 40.8% over the same period last year among which, crude oil accounted for 120.3 million barrels while natural gas accounted for 166.7 billion cubic feet. The Company’s average realized oil price was US$76.59 per barrel, a significant increase of 55.2% over the same period last year.

Benefiting from the strong growth of oil and gas production and rising realized prices, the Company’s net profit for the first half of the year amounted to RMB25.99 billion, representing an increase of 109.6% over the same period last year. Earnings per share were RMB0.58. In view of the Company’s sound financial position, the Board of Directors has declared an interim dividend of HK$0.21 per share.

In addition, we have successfully completed several significant acquisitions. Through our 50% interest holdings in Bridas Corporation, we have established a solid platform for business development in South America. Through the technical service contract for Missan oil field in Iraq, we have entered this resource rich area along with super-majors. Increasing our share of ownership in the Panyu 4-2/5-1 oil field has added the Company’s low risk assets in the core operation area.

HSE always serves as fundamental to our operations. After the oil spill in the Gulf of Mexico, the Company immediately implemented numerous measures including performing a full-scale risk evaluation and safety inspection on our operations, perfecting the procedure and process of drilling and well completion, and pushing to build more oil spill response bases in offshore China.

SOLID FOUNDATION FOR GROWTH

While we are pleased with our results for the first half of the year, we well noted the concerns that have recently been expressed by some of our shareholders: can CNOOC Limited maintain a high growth rate of 6% -10% CAGR over the next five years following so many years of rapid growth?

As a matter of fact, all the production guidance given to the market in these years has a solid material foundation. Our confidence comes from the thorough understanding of the existing resource base as well as the close assessment of the resource potential. Our production growth in the future is expected to come from three major areas.

First of all, our core area-continental shelf offshore China. With decades of operation, we have gained an in-depth understanding on the geological structure and resource distribution of the continental shelf offshore China, which puts us in an unrivalled position in this area. In the first half of 2010, we have achieved breakthrough in a number of new areas, including the significant discovery of Penglai 9-1 and several mid-sized discoveries including Kenli 6-4, Enping 24-2 and Liuhua 16-2.

Secondly, deepwater South China Sea. With an extensive acreage, South China Sea presents ample opportunities. In the first half of 2010, our partner made another new discovery of Liuhua 29-1 and successfully appraised the Liuhua 34-2 structure in deepwater South China Sea. This area is expected to become another major development area of the Company in the medium and long term.

Thirdly, overseas assets. In the first half of 2010, production of the Nigeria Akpo oil field ramped up steadily as anticipated. With the future development of OML130 Phase II Egina field, the production contribution from overseas assets is expected to rise steadily.

Apart from the above, the future merger and acquisition opportunities will also be an important driving force for the Company’s medium and long term growth. As you know, the market has paid great attention to the Company’s merger and acquisition activities overseas. In fact, such activities have been progressing smoothly all along. In the first half of 2010, we successfully entered into South America and the Middle East. Guided by the Company’s growth strategy, every single merger and acquisition activity is targeting at striking a balance between the resources, risk and return, and ultimately achieving our goal of adding value to our shareholders.

We have built a solid foundation for growth in the future. Relying on a rich resource base, we strongly believe that CNOOC Limited will achieve a steady development and a prosperous future.

STRICT COST CONTROL

In the past few years, the rising oil price has caused the oil field service and raw materials costs to constantly increase and made the cost escalation a common issue in the oil industry.

The management of the Company clearly recognizes this issue. Over the years, we have been trying to achieve a balance between reserve and production growth and cost control, aiming at maximizing shareholder value. Our goal is to take the benefit of the high oil prices by increasing our reserves and production while preventing rapid cost increases and creating shareholder value at the same time.

In the first half of the year, we have undertaken a number of cost control measures and achieved significant outcomes. These measures cover the following three areas:

Firstly, overall planning and managing of the oil and gas fields. Through a streamlining of our management system, we maintained a high production efficiency rate for the oil and gas fields. Taking advantage of the location concentration of the Company’s oil and gas fields in offshore China, we arrange exploration, development and production operation resources in a reasonable way, fully utilizing time windows to increase efficiency and lower costs.

Secondly, promoting the regional development of oil and gas fields group instead of single oil and gas field. We consider the group of oil and gas fields in a region as a whole when designing the development plan, and share common facilities as much as possible to reduce costs.

Thirdly, promoting energy conservation and emission reduction to save costs within the Company. With recycling of flaring natural gas and saving of self-use oil and gas, we saved costs and contributed to environmental protection.

These measures have produced a favorable result. In the first half of 2010, the Company’s operating cost was US$6.8 per barrel, down 15.3% compared to that of the year of 2009.

Even though we have led the industry in terms of profitability in recent years, our cost is undoubtedly under upward pressure. We also noticed that the upward trend of the industry cost remains unchanged. With those oil and gas fields developed under the high oil prices environment coming on stream, cost control has become more challenging.

In the future, we will continue to implement the Company’s low cost strategy, improve management, promote cost saving, maintain our competitive advantage, and maximize returns for the shareholders.

OUTLOOK OF THE SECOND HALF OF THE YEAR

In the second half of the year, we will focus on the following areas:

1.	Continue to strengthen the inspection of operational facilities and management systems in order to ensure health, safety and environmental protection;

2.	Step up the efforts of new areas and frontiers exploration and strengthen the Company’s long-term reserve base;

3.	Focus on the commencement of production of new projects and implementation of production enhancement measures such as infill drilling, and ensure the smooth completion of our annual production target;

4.	Strengthen cost control and maintain our low cost advantage.

CNOOC Limited has beautifully completed its goals for the first half of 2010 and has embarked on our new journey for our “next decade of growth”. I look forward to the continuous support of our shareholders as in the past decade. Please join hands with CNOOC Limited in the coming years and grow together.

Fu Chengyu Chairman and Chief Executive Officer

Hong Kong, 19 August 2010

KEY FIGURES

	Six months ended 30 June
	2010	2009

Net profit, million RMB	25,988	12,402
Basic earnings per share, RMB	0.58	0.28

Total oil and gas sales, million RMB	67,639	32,523
Total revenue, million RMB	83,155	40,648

Total Production
Oil, million barrels	120.3	87.3
Gas, billion cubic feet	166.7	106.3
Total, million barrels of oil equivalent	149.0	105.8

Daily Production
Oil, barrels	664,534	482,168
Gas, million cubic feet	921	587
Total, barrels of oil equivalent	822,964	584,767

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2010
(All amounts expressed in thousands of Renminbi, except per share data)

	Six months ended 30 June
	Notes	2010	2009
		(Unaudited)	(Unaudited)

REVENUE
Oil and gas sales	4	67,638,945	32,523,285
Marketing revenues	4	14,941,214	7,787,397
Other income		575,262	337,659

		83,155,421	40,648,341

EXPENSES
Operating expenses		(6,910,938)	(5,154,014)
Taxes other than income tax	7(ii)	(3,369,706)	(1,548,253)
Exploration expenses		(1,903,359)	(976,846)
Depreciation, depletion and amortisation		(12,641,655)	(6,538,814)
Special oil gain levy	5	(7,984,374)	(1,297,622)
Crude oil and product purchases	4	(14,830,009)	(7,592,744)
Selling and administrative expenses		(1,318,324)	(946,460)
Others		(323,733)	(126,258)

		(49,282,098)	(24,181,011)

PROFIT FROM OPERATING ACTIVITIES		33,873,323	16,467,330
Interest income		382,750	357,068
Finance costs	6	(439,586)	(252,388)
Exchange gains, net		480,692	9,095
Investment income		55,507	72,541
Share of profits of associates		109,658	92,261
Non-operating income/(expenses), net		13,474	(19,222)

PROFIT BEFORE TAX		34,475,818	16,726,685
Income tax expense	7(i)	(8,488,113)	(4,325,039)

PROFIT FOR THE PERIOD ATTRIBUTABLE
TO OWNERS OF THE PARENT		25,987,705	12,401,646

OTHER COMPREHENSIVE LOSS
Exchange differences on translation of foreign operations		(696,723)	(96,975)
Net loss on available-for-sale financial assets, net of tax	9	–	(3,467)
Share of other comprehensive loss of associates		(17,053)	(1,201)

OTHER COMPREHENSIVE LOSS FOR
THE PERIOD, NET OF TAX		(713,776)	(101,643)

TOTAL COMPREHENSIVE INCOME		25,273,929	12,300,003

EARNINGS PER SHARE FOR THE PERIOD ATTRIBUTABLE
TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic	8	RMB0.58	RMB0.28
Diluted	8	RMB0.58	RMB0.28

DIVIDEND
Interim dividend declared	18	8,183,482	7,875,180

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
30 June 2010
(All amounts expressed in thousands of Renminbi)

		30 June	31 December
	Notes	2010	2009
		(Unaudited)	(Audited)

NON-CURRENT ASSETS
Property, plant and equipment	10	200,401,405	165,319,871
Intangible assets	11	1,293,983	1,230,127
Investments in associates		1,774,411	1,726,806
Available-for-sale financial assets		3,195,947	3,119,955
Other non-current assets		103,854	–

Total non-current assets		206,769,600	171,396,759

CURRENT ASSETS
Inventories and supplies		3,514,542	3,145,855
Trade receivables	13	16,564,065	13,115,883
Held-to-maturity financial assets	12	10,200,000	–
Available-for-sale financial assets		3,836,544	8,582,364
Other current assets		2,725,036	2,542,325
Time deposits with maturity over three months	14	8,200,000	20,870,000
Cash and cash equivalents		31,824,103	22,615,037

Total current assets		76,864,290	70,871,464

CURRENT LIABILITIES
Loans and borrowings	16	14,458,305	122,092
Trade and accrued payables	15	16,223,847	15,607,640
Other payables and accrued liabilities		10,999,962	9,773,557
Taxes payable		8,617,112	5,538,661

Total current liabilities		50,299,226	31,041,950

NET CURRENT ASSETS		26,565,064	39,829,514

TOTAL ASSETS LESS CURRENT LIABILITIES		233,334,664	211,226,273

NON-CURRENT LIABILITIES
Loans and borrowings	16	13,797,681	18,570,061
Provision for dismantlement		12,597,908	11,281,089
Deferred tax liabilities		15,208,618	7,439,620
Other non-current liabilities		227,894	–
Total non-current liabilities		41,832,101	37,290,770

NET ASSETS		191,502,563	173,935,503

EQUITY
Equity attributable to owners of the parent
Issued capital	17	949,299	949,299
Reserves		190,553,264	172,986,204
TOTAL EQUITY		191,502,563	173,935,503

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2010
(All amounts expressed in thousands of Renminbi)

	Attributable to owners of the parent
		Share
		premium			Statutory
	Issued	and capital		Cumulative	and non-					Proposed
	share	redemption		translation	distributive		Other	Retained		final
	capital	reserve		reserve	reserves		reserves	earnings		dividend	Total

Balances at 1 January 2009	949,299	42,129,095		(10,706,877)	20,000,000		5,063,698	94,923,740		7,878,753	160,237,708
Profit for the period	–	–		–	–		–	12,401,646		–	12,401,646
Other comprehensive loss, net of tax	–	–		(96,975)	–		(4,668)	–		–	(101,643)

Total comprehensive income	–	–		(96,975)	–		(4,668)	12,401,646		–	12,300,003
2008 final dividend	–	–		–	–		–	5,360		(7,878,753)	(7,873,393)
Equity-settled share
option expenses	–	–		–	–		108,971	–		–	108,971
Appropriation and utilisation of
safety fund, net	–	–		–	–		1,573	(1,573)		–	–

Balances at 30 June 2009
(Unaudited)	949,299	42,129,095	*	(10,803,852)*	20,000,000	*	5,169,574 *	107,329,173	*	– *	164,773,289

Balances at 1 January 2010	949,299	42,129,095		(10,865,189)	20,000,000		5,172,605	108,694,167		7,855,526	173,935,503
Profit for the period	–	–		–	–		–	25,987,705		–	25,987,705
ther comprehensive loss, net of tax	–	–		(696,723)	–		(17,053)	–		–	(713,776)

Total comprehensive income	–	–		(696,723)	–		(17,053)	25,987,705		–	25,273,929
2009 final dividend	–	–		–	–		–	61,733		(7,855,526)	(7,793,793)
Equity-settled share
option expenses	–	–		–	–		86,924	–		–	86,924
Appropriation and utilisation
of safety fund, net	–	–		–	–		(11,659)	11,659		–	–

Balances at 30 June 2010
(Unaudited)	949,299	42,129,095	*	(11,561,912)*	20,000,000	*	5,230,817 *	134,755,264	*	*	191,502,563

*
These reserve accounts comprise the consolidated reserves of approximately RMB190,553,264,000 (30 June 2009: approximately RMB163,823,990,000) in the interim condensed consolidated statement of financial position.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six months ended 30 June 2010
(All amounts expressed in thousands of Renminbi)

	Six months ended 30 June
	2010	2009
	(Unaudited)	(Unaudited)

Net cash generated from operating activities	37,932,601	17,021,014
Net cash (used in)/generated from investing activities	(29,282,257)	10,256,728
Net cash generated from/(used in) financing activities	352,641	(4,983,312)
Net increase in cash and cash equivalents	9,002,985	22,294,430

Cash and cash equivalents at beginning of period	22,615,037	19,761,618

Effect of foreign exchange rate changes, net	206,081	(16,899)

Cash and cash equivalents at end of period	31,824,103	42,039,149

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2010
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the six months ended 30 June 2010, the Group was principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

As at 30 June 2010, the Company had direct or indirect interests in the following principal subsidiaries, jointly-controlled entities and associates:

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:
CNOOC China Limited	Tianjin, PRC 15 September 1999	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales in the PRC

CNOOC International Limited	British Virgin Islands 23 August 1999	US$2	100%	Investment holding

China Offshore Oil (Singapore) International Pte Ltd	Singapore 14 May 1993	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC

CNOOC Finance (2002) Limited	British Virgin Islands 24 January 2002	US$1,000	100%	Bond issuance

CNOOC Finance (2003) Limited	British Virgin Islands 2 April 2003	US$1,000	100%	Bond issuance

Indirectly held subsidiaries*:

Malacca Petroleum Limited	Bermuda 2 November 1995	US$12,000	100%	Petroleum exploration, development and production in Indonesia

OOGC America, Inc.	State of Delaware, United States of America 28 August 1997	US$1,000	100%	Investment holding

OOGC Malacca Limited	Bermuda 23 November 1995	US$12,000	100%	Petroleum exploration, development and production in Indonesia

CNOOC Southeast Asia Limited	Bermuda 16 May 1997	US$12,000	100%	Investment holding

CNOOC ONWJ Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100%	Petroleum exploration, development and production in Indonesia

CNOOC SES Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100%	Petroleum exploration, development and production in Indonesia

CNOOC Poleng Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100%	Petroleum exploration, development and production in Indonesia

CNOOC Madura Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100%	Petroleum exploration, development and production in Indonesia

CNOOC NWS Private Limited	Singapore 8 October 2002	SG$2	100%	Offshore petroleum exploration, development and production in Australia

CNOOC Muturi Limited	Isle of Man 8 February 1996	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia

CNOOC Exploration & Production Nigeria Limited	Nigeria 6 January 2006	Naira10 million	100%	Petroleum exploration, development and production in Africa

AERD Projects Nigeria Limited	Nigeria 28 January 2005	Naira10 million	92.11%	Petroleum exploration, development and production in Africa

Jointly-controlled entities:

Husky Oil (Madura) Ltd.	British Virgin Islands 28 December 2005	No par value	50%	Petroleum exploration, development, production and sales in Indonesia

Chaoyang Petroleum (BVI) Limited	British Virgin Islands 4 February 2009	US$10	50%	Investment holding

Bridas Corporation (note 3(i))	British Virgin Islands 15 September 1993	US$102,325,582	50%	Investment holding

Associates**:
Shanghai Petroleum Corporation Limited	Shanghai, PRC 7 September 1992	RMB900 million	30%	Offshore petroleum exploration, development, production and sales in the PRC

CNOOC Finance Corporation Limited	Beijing, PRC 14 June 2002	RMB1,415 million	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities
*	Indirectly held through CNOOC International Limited.

**	Indirectly invested through CNOOC China Limited.

The above table lists the subsidiaries, jointly-controlled entities and associates of the Company which, in the opinion of the Directors, principally affected the results for the period or formed a substantial portion of the net assets of the Group. Giving details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2010 have been prepared in accordance with International Accounting Standards 34 (“IAS 34”) and Hong Kong Accounting Standards 34 (“HKAS 34”) Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2009.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2009, except for the adoption of the following new Standards and Interpretations mandatory as of 1 January 2010:

IFRS 3/HKFRS 3 (Revised) – Business Combinations and IAS 27/HKAS 27 (Amended) – Consolidated and Separate Financial Statements

IFRS 3/HKFRS 3 (Revised) introduces significant changes in the accounting for business combinations occurring on or after 1 January 2010. Changes affect the valuation of non-controlling interests, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages. These changes impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs and future reporting results.

IAS 27/HKAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss.

The changes introduced by the above revised standards have been applied prospectively.

Improvements to IFRSs/HKFRSs

Apart from the above, the IASB/HKICPA has also issued improvements to IFRSs/HKFRSs which set out amendments to a number of IFRSs/HKFRSs primarily with a view to remove inconsistencies and clarify wording. The adoption of those amendments upon their effective dates did not have any impact on the accounting policies, interim financial position or performance of the Group. While the adoption of some of the amendments may result in changes in accounting policy and presentation of the interim condensed financial statements upon their effective dates in future, none of them are expected to have a material financial impact on the Group. Besides, the Group has also considered all other IFRICs/HKFRICs issued and they are unlikely to have any financial impact on the Group.

3.	ACQUISITIONS AND OTHER VENTURE

(i)
On 13 March 2010, CNOOC International Limited, a wholly-owned subsidiary of the Company, entered into agreements with Bridas Energy Holdings Ltd. (“BEH”) to form a 50:50 joint venture in Bridas Corporation, formerly a wholly-owned subsidiary of BEH, for cash consideration of approximately US$3.1 billion. Bridas Corporation, through its affiliates (including a 40% interest in Pan American Energy LLC), has oil and gas exploration and production activities in Argentina, Bolivia and Chile. On 4 May 2010, the Company completed its acquisition at a total consideration of approximately US$3.1 billion.

The Group accounts for its investment in Bridas Corporation using the proportionate consolidation method.

The fair values of the identifiable assets and liabilities of Bridas Corporation attributable to the Group’s 50% interest as at the date of acquisition and the corresponding carrying amounts immediately before the acquisition are as follows:

	Fair value recognised	Previous
	on acquisition	carrying amount
	RMB’000	RMB’000

Property, plant and equipment	31,433,169	8,412,869
Other non-current assets	197,915	197,915
Trade receivables	472,653	472,653
Other current assets	141,713	141,713
Cash and bank balances	497,228	497,228

Trade payables	(430,057)	(430,057)
Taxes payable	(479,752)	(479,752)
Other current liabilities	(19,387)	(19,387)
Loans and borrowings	(1,954,916)	(1,954,916)
Deferred tax liabilities	(8,333,843)	(282,199)
Other Non-current liabilities	(371,078)	(371,078)
	21,153,645
Goodwill on acquisition	104,190
Satisfied by cash	21,257,835

The fair values disclosed above are provisional subject to finalisation of valuation for the identifiable assets and liabilities.

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition is as follows:

Cash consideration	21,257,835
Cash and bank balances acquired	(497,228)

Net outflow of cash and cash equivalents in respect of the acquisition	20,760,607

Since its acquisition, Bridas Corporation contributed RMB743,748,000 to the Group’s turnover and RMB65,497,000 to the consolidated profit for the period ended 30 June 2010.

If the combination had taken place at the beginning of the year, the contribution of Bridas Corporation to the revenue of the Group and the profit of the Group for the period would have been RMB2,231,243,000 and RMB196,483,000, respectively.

(ii)
On 30 April 2010, CNOOC China Limited, a wholly-owned subsidiary of the Company, signed a sales and purchase agreement to acquire an additional 24.5% participating interests in Block 15/34 from Devon Energy Corporation (“Devon”) for cash consideration of US$515 million. On 18 June 2010, the Company completed its acquisition. Block 15/34 is located in the Pearl River Mouth Basin of South China Sea.

The Company is the operator of the block. Upon completion, the Company increased its participating interest to 75.5%.

(iii)
On 17 May 2010, CNOOC International Limited, Türkiye Petrolleri A.O. (“TPAO”) and Iraqi Drilling Company (“IDC”) (collectively the “Contractors”) entered into a Technical Service Contract (“TSC”) for the Missan Oil Fields in Iraq. The Contractors are engaged to achieve stipulated production targets through improved and enhanced recovery measures. The TSC provides for a cost recovery mechanism and remuneration fee on incremental production.

The TSC has a contract term of 20 years, with an option to extend for additional five years with relevant approval. The TSC will be effective subject to the initial production rate being agreed on by the parties and the ratification of the TSC by the Iraqi government. CNOOC International Limited will act as the operator and hold 63.75% participating interest while TPAO will hold 11.25%. IDC will hold the remaining 25% participating interest. As a state partner, IDC will be entitled to receive 25% participating interest of remuneration fee without paying any expenditure.

4.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the government share oil that is lifted and sold on behalf of the government. Revenue from the sales of oil and gas is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Marketing revenues principally represent the sales of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of comprehensive income.

5.	SPECIAL OIL GAIN LEVY

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

6.	FINANCE COSTS

Accretion expense of approximately RMB304,082,000 (six months ended 30 June 2009: approximately RMB216,271,000) relating to the provision for dismantlement liabilities has been recognised in the interim condensed consolidated statement of comprehensive income for the six months ended 30 June 2010.

7.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2009: 16.5%) on profits arising in or derived from Hong Kong.

Pursuant to the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”) on 22 April 2009 (the “Notice”), which took effect from 1 January 2008. “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”), which took effect from 1 January 2008, the management of the Company believes that the Company is likely to be regarded as a Chinese Resident Enterprise (“CRE”) based on the criteria as set out in the Notice. The Company is currently waiting for the final confirmation on its CRE status from the SAT. If the application is accepted by the SAT, the Company will be subject to the PRC corporate income tax at the rate of 25%.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to an enterprise income tax rate of 25% under the prevailing tax rules and regulations. In addition, dividends declared by CNOOC China Limited out of its post 1 January 2008 earnings to the Company is subject to a withholding tax of 5% based on the Double Taxation Arrangement between Mainland China and Hong Kong if the Company is determined not to be a CRE.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax rates ranging from 10% to 56%.

Some of the Group’s oil and gas interests in Indonesia are held through Labuan incorporated companies. According to an amendment to the tax rules enacted by the Indonesian government which was effective on 1 January 2010, the Labuan incorporated companies can no longer enjoy the tax rates under the tax treaty between Indonesia and Malaysia and the tax rates increased from the existing range of 43.125% to 51.875% to the range of 44% to 56%. The amendment took effect from 1 January 2010.

(ii)	Other taxes

The Company’s PRC subsidiary pays the following other taxes:

–	Production taxes of 5% on independent production and production under production sharing contracts;

–	Export tariffs of 5% on export value of petroleum oil; and

–	Business tax at rates of 3% to 5% on other income.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries and jointly controlled entities include gross production assessments, duties and export tariffs as well as taxes levied on petroleum related income, profit, budgeted operating and capital expenditures.

8.	EARNINGS PER SHARE

	Six months ended 30 June
	2010	2009
	(Unaudited)	(Unaudited)

Earnings:
Profit for the period attributable to
ordinary equity holders for the basic and
diluted earnings per share calculation	RMB25,987,705,000	RMB12,401,646,000

Number of shares:
Number of ordinary shares issued at
the beginning of the period	44,669,199,984	44,669,199,984

Weighted average number of ordinary shares for
the purpose of basic earnings per share	44,669,199,984	44,669,199,984

Effect of dilutive potential ordinary shares under
the share option schemes	144,031,917	82,425,394

Weighted average number of ordinary shares for
the purpose of diluted earnings per share	44,813,231,901	44,751,625,378

Earnings per share – Basic	RMB0.58	RMB 0.28

– Diluted	RMB 0.58	RMB0.28

9.	NET LOSS ON AVAILABLE-FOR-SALE FINANCIAL ASSETS, NET OF TAX

	Six months ended 30 June
	2010	2009
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000

Available-for-sale financial assets:
Net gain arising during the period	55,507	69,074
Less: Reclassification adjustment for net
gain included in investment income	(55,507)	(72,541)
	–	(3,467)

10.	PROPERTY, PLANT AND EQUIPMENT

During the six months ended 30 June 2010, additions to the Group’s property, plant and equipment, including the property, plant and equipment acquired from Bridas Corporation and the additional working interest in Block 15/34 (see note 3), amounted to approximately RMB48,759,008,000 (six months ended 30 June 2009: approximately RMB20,072,963,000).

The interest of the Group in the Australian North West Shelf (“NWS”) Project has been collateralised to the other partners of the project as security for certain of the Group’s liabilities relating to the project.

Included in the current period additions was an amount of approximately RMB198,737,000 (six months ended 30 June 2009: approximately RMB237,176,000) in respect of interest capitalised in property, plant and equipment.

11.	INTANGIBLE ASSETS

The intangible assets of the Company comprise software, gas processing rights of the NWS Project and goodwill arising from the acquisition of Bridas Corporation. The computer software is amortised over three years on the straight-line basis. The NWS Project started commercial production in 2006. Accordingly, the intangible asset regarding the gas processing rights has been amortised upon the commencement of commercial production of the liquefied natural gas using the unit-of-production method.

The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired from Bridas Corporation is recorded as goodwill. Goodwill is reviewed for impairment periodically. On the acquisition date, goodwill is allocated to each of the cash-generating units expected to benefit from the combination for the impairment test purpose. Subsequent to initial recognition, goodwill is measured at cost less any accumulated impairment losses. An impairment loss recognised for goodwill shall not be reversed in a subsequent period.

12.	HELD-TO-MATURITY FINANCIAL ASSETS

The held-to-maturity financial assets include two corporate wealth management products which will mature on 10 August 2010 and 23 December 2010 respectively.

13.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas, except for new customers, where payment in advance is normally required. Trade receivables are non-interest-bearing.

As at 30 June 2010 and 31 December 2009, substantially all the trade receivables were aged within 30 days. All receivables were neither past due nor impaired.

14	TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

On 4 May 2010, CNOOC China Limited, a wholly-owned subsidiary of the Company, deposited RMB8.2 billion with the Bank of China to secure a US$1.2 billion loan (note 16) granted by the Bank of China.

15.	TRADE AND ACCRUED PAYABLES

As at 30 June 2010 and 31 December 2009, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

16.	LOANS AND BORROWINGS

Current

			30 June 2010				31 December 2009
	Effective interest		(Unaudited)				(Audited)
	rate and final	Bank	Notes/			Bank	Notes/
	maturity	loan	Bonds		Total	loan	Bonds	Total
		RMB’000	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000

Short-term loans and borrowings
General loan (note 14)	2.18406% per annum	8,149,080	–		8,149,080	–	–	–
	with maturity
	through 2010

Loans in Bridas Corporation	2.56%-8.99% per annum	272,043	–		272,043	–	–	–
	with maturity within one year
		8,421,123	–		8,421,123	–	–	–
Loans and borrowings due
within one year
For Tangguh LNG Project	LIBOR+0.23% to 0.38%	121,425	–		121,425	122,092	–	122,092
	per annum with
	maturity within
	one year

For Nigeria OML130	LIBOR+4% per annum	5,589,250	–		5,589,250	–	–	–
Project	with maturity within
	one year

Loans and notes in	4.00%-8.00% per annum	156,734	169,773	*	326,507	–	–	–
Bridas Corporation	with maturity
	within one year
		5,867,409	169,773		6,037,182	122,092	–	122,092

		14,288,532	169,773		14,458,305	122,092	–	122,092

Non-current

			30 June 2010				31 December 2009
	Effective interest		(Unaudited)				(Audited)
	rate and final	Bank	Notes/			Bank	Notes/
	maturity	loan	Bonds		Total	loan	Bonds	Total
		RMB’000	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000

For Tangguh LNG Project	LIBOR+0.23% to 0.38% per	3,022,250	–		3,022,250	3,025,942	–	3,025,942
	annum with maturity
	through 2021

For Nigeria OML130 Project	LIBOR+4% per annum with	2,707,532	–		2,707,532	8,790,966	–	8,790,966
	maturity through 2015

Loans and notes in	4.00%-8.00% per annum	1,176,455	169,773	*	1,346,228	–	–	–
Bridas Corporation	with maturity through
	2012-2018

Finance (2002)**		–	3,385,439		3,385,439	–	3,401,014	3,401,014
Finance (2003)***		–	3,336,232		3,336,232	–	3,352,139	3,352,139
		6,906,237	6,891,444		13,797,681	11,816,908	6,753,153	18,570,061

In connection with the Tangguh LNG Project in Indonesia, the Company delivered, in favour of Mizuho Corporate Bank, Ltd., a guarantee over the payment obligations of the trustee borrower under the loan agreement dated 29 October 2007. Together with the guarantee over the payment obligations of the trustee borrower under the loan agreement dated 31 July 2006, the total maximum guarantee cap to the Company is US$652,750,000.

As at 30 June 2010, except for US$1.2 billion loan (note 14), all the bank loans of the Group were unsecured. None of the outstanding borrowings was guaranteed by CNOOC.

*
These represent long-term bonds issued by Pan American Energy LLC, a jointly-controlled entities of Bridas Corporation. The bonds will mature in 2012 with total principal amount of US$50 million (US$25 million due in 2011 and US$25 million due in 2012), bearing effective interest rate of 7.75%.

**
The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

***
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

There is no default of principal, interest or redemption terms of the notes during the period.

17.	ISSUED CAPITAL

			Issued
	Number	Share	share capital
Shares	of shares	capital	equivalent of
		HK$’000	RMB’00

Authorised:
Ordinary shares of HK$0.02 each
as at 30 June 2010 and
31 December 2009	75,000,000,000	1,500,000

Issued and fully paid:
Ordinary shares of HK$0.02 each
as at 1 January 2009	44,669,199,984	893,384	949,299
As at 31 December 2009 (audited)	44,669,199,984	893,384	949,299
As at 30 June 2010 (unaudited)	44,669,199,984	893,384	949,299

18.	DIVIDEND

On 19 August 2010, the board of Directors (the “Board”) declared an interim dividend of HK$0.21 per share (six months ended 30 June 2009: HK$0.20 per share), totalling approximately HK$9,380,532,000 (equivalent to approximately RMB8,183,482,000) (six months ended 30 June 2009: approximately RMB7,875,180,000), estimated based on the number of issued shares as at 30 June 2010.

Pursuant to the Notice, the Enterprise Income Tax Law and the Implementation Rules (details included in note 7), the Company is likely to be registered as a CRE, therefore likely to be required to withhold a 10% enterprise income tax when it distributes dividends to its non-resident enterprise shareholders, in respect of all shareholders whose names appear on the Company’s register of members who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting enterprise income tax of 10%.

19.	SHARE OPTION SCHEMES

The Company has the following four share option schemes:

(i)	Pre-Global Offering Share Option Scheme (as defined in the Other Information section);

(ii)	2001 Share Option Scheme (as defined in the Other Information section);

(iii)	2002 Share Option Scheme (as defined in the Other Information section); and

(iv)	2005 Share Option Scheme (as defined in the Other Information section).

Details of these share option schemes are disclosed in the Other Information section in this interim report.

During the six months ended 30 June 2010, the movements in the options granted under all of the above share option schemes were as follows:

		Weighted
		average
	Number of	exercise
	share options	price
		HK$

Outstanding as at 1 January 2010	420,263,901	8.05
Granted during the period	106,188,000	12.70
Exercised during the period	–	–
Forfeited during the period	(28,845,000)	7.87
Outstanding as at 30 June 2010	497,606,901	9.05
Exercisable as at 30 June 2010	307,846,001	7.17

No share options had been cancelled during the six months ended 30 June 2010.

Other than those disclosed in these interim condensed consolidated financial statements, no right to subscribe for equity or debt securities of the Company was granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2010.

The weighted average fair value of all options granted under the above four share option schemes at the respective dates of grants was HK$2.28 per share. The fair value of the share options granted during the period is calculated, using the Black-Scholes model with the following assumptions: expected dividend yield of 3.27%, expected life of five years, expected volatility of 48.58% and risk-free interest rate of 1.628%. The weighted average exercise price of the total share options granted by the Company was HK$7.88 per share.

The assumptions on which the option pricing model is based represent the subjective estimation of the Directors as to the circumstances existing at the time the options were granted.

20.	RELATED PARTY TRANSACTIONS

The majority of the Group’s business activities are conducted with state-owned enterprises (including CNOOC and its associates). As the Group is controlled by CNOOC, transactions with CNOOC and its associates are disclosed as related party transactions. The Group considers that transactions with other state-owned enterprises (other than CNOOC and its associates) are in the ordinary course of business and there are no indicators that the Group influenced, or was influenced by, those state-owned enterprises. Accordingly, the Group has not disclosed such transactions with other state-owned enterprises (other than CNOOC and its associates) as related party transactions.

The Company entered into four comprehensive framework agreements with each of CNOOC, and its subsidiaries including China Oilfield Services Limited (“COSL”), Offshore Oil Engineering Co., Ltd. (“CNOOC Engineering”) and China BlueChemical Ltd. (“China Blue Chem”) on 8 November 2007 respectively for the provision of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the related party/continuing connected transactions. The term of each of the comprehensive framework agreements is for a period of three years from 1 January 2008. The related party/continuing connected transactions and relevant annual caps were approved by the independent shareholders of the Company on 6 December 2007. The approved related party/continuing connected transactions are as follows:

1.	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group:

a)	Provision of exploration and support services
b)	Provision of oil and gas development and support services
c)	Provision of oil and gas production and support services
d)	Provision of marketing, management and ancillary services
e)	FPSO vessel leases

2.	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates; and

3.	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates:

a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)
b)	Long term sales of natural gas and liquefied natural gas

Pricing principles

The continuing connected transactions referred to in paragraphs 1(a) to 1(d) above provided by CNOOC and/or its associates to the Group and in paragraph 2 above provided by the Group to CNOOC and/or its associates are based on negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

If, for any reason, the above pricing principle for a particular service ceases to be applicable or there is no open market for service, whether due to a change in circumstances or otherwise, such service must then be provided in accordance with the following general pricing principles:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the costs of CNOOC and/or its associates for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The continuing connected transactions referred to in paragraph 1(e) above provided by CNOOC and/or its associates to the Group are at market prices on normal commercial terms which are calculated on a daily basis.

The continuing connected transactions referred to in paragraphs 3(a) above provided by the Group to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The continuing connected transactions referred to in paragraphs 3(b) above provided by the Group to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the period and the balances arising from related party transactions at the end of the period:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

	Six months ended 30 June
	2010	2009
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000

Provision of exploration and support services	2,690,058	2,151,087
– inclusive of amount capitalised under property,
plant and equipment	1,345,339	1,343,141
Provision of oil and gas development and support services	6,273,927	7,878,996
Provision of oil and gas production
and support services (Note a)	2,026,730	1,694,184
Provision of marketing, management
and ancillary services (Note b)	283,628	273,147
FPSO vessel leases (Note c)	691,566	572,088
	11,965,909	12,569,502

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates

The Group did not enter into any transactions in the above category for the periods from 1 January to 30 June of 2010 and 2009.

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

	Six months ended 30 June
	2010	2009
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000

Sales of petroleum and natural gas products
(other than long term sales of natural gas and
liquefied natural gas) (Note d)	41,688,187	17,946,067
Long term sales of natural gas and
liquefied natural gas (Note e)	1,922,402	1,375,025
	43,610,589	19,321,092

(iv)	Transactions with CNOOC Finance Corporation Limited (“CNOOC Finance”)

(a)	Interest income received by the Group

	Six months ended 30 June
	2010	2009
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000

Interest income from deposits in CNOOC Finance (Note f)	45,397	34,066

(b)	Deposits made by the Group

	30 June	31 December
	2010	2009
	(Unaudited)	(Audited)
	RMB’000	RMB’000

Deposits in CNOOC Finance (Note f)	4,480,000	4,480,000

(v)	Balances with CNOOC and/or its associates

	30 June	31 December
	2010	2009
	(Unaudited)	(Audited)
	RMB’000	RMB’000

Amount due to CNOOC
– included in other payables and accrued liabilities	60,223	368,464
Amounts due to other related parties
– included in trade and accrued payables	8,469,651	8,062,810

	8,529,874	8,431,274

Amounts due from other related parties
– included in trade receivables	7,901,560	6,718,282
– included in other current assets	548,322	234,290

	8,449,882	6,952,572

Notes:

a)
These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)
These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, CNOOC and/or its associates leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)
CNOOC Energy Technology & Services Limited (formerly known as “CNOOC Oil Base Group Limited”) leased floating production, storage and offloading (FPSO) vessels to the Group for use in oil production operations.

d)
The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to CNOOC and/or its associates. Individual sales contracts were entered into from time to time between the Group and CNOOC and/or its associates.

e)	It is market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 15 to 20 years.

f)
CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated 14 October 2008, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The depository services were exempted from independent shareholders’ approval requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The stated deposits in (iv) (b) above represent the maximum daily outstanding balance for deposits (including accrued interest) during the period.

The related party transactions in respect of items listed above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand.

21.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at 30 June 2010, the following capital commitments are principally for the construction and purchases of property, plant and equipment:

	30 June	31 December
	2010	2009
	(Unaudited)	(Audited)
	RMB’000	RMB’000

Contracted, but not provided for*	7,347,929	5,650,199
Authorised, but not contracted for	56,644,200	48,907,804

*	The amount includes the estimated payments with respect to the Group’s exploration and production licenses to the Ministry of Land and Resources of the PRC for the next five years.

As at 30 June 2010, the Group had unutilised banking facilities amounting to approximately RMB172 billion (31 December 2009: approximately RMB175 billion).

(ii)	Operating lease commitments

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from one month to five years.

As at 30 June 2010, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June	31 December
	2010	2009
	(Unaudited)	(Audited)
	RMB’000	RMB’000

Commitments due:
Within one year	186,163	61,792
In the first to second years, inclusive	31,395	35,319
After the second but before the fifth years, inclusive	39,083	52,494

	256,641	149,605

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for terms ranging from six to ten years. The rent of certain FPSO vessel leasing arrangements contains fixed rent at market prices and contingent rent determined on the production quantity from relevant field and a fixed fee rate.

As at 30 June 2010, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June	31 December
	2010	2009
	(Unaudited)	(Audited)
	RMB’000	RMB’000

Commitments due:
Within one year	611,703	600,892
In the first to second years, inclusive	651,397	598,867
After the second but before the fifth years, inclusive	1,258,961	1,182,880
After the fifth year	570,705	443,562
	3,092,766	2,826,201

(iii)	Contingent liability

On 20 April 2006, the Company acquired from South Atlantic Petroleum Limited (“SAPETRO”) a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”).

In 2007, a Nigeria local tax office conducted a tax audit on SAPETRO and raised a disagreement with the tax filings made for OML130 Transaction based on its preliminary tax audit assessment. The Company has contested such tax audit assessment in accordance with Nigerian laws and relevant agreements with SAPETRO. After seeking legal and tax advice, the Company’s management believes that the Company has reasonable grounds with legal merits in contesting such tax audit assessment. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

22.	SEGMENT INFORMATION

The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, operations under production sharing contracts and trading business. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income tax.

The Group mainly engages in the exploration, development, production and sales of crude oil, natural gas and other petroleum products in offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Argentina, Canada and Singapore.

The following table presents revenue, profit and assets information for the Group’s operating segments.

	Independent operations		Production sharing contracts		Trading		Unallocated		Elimination		Consolidated
	Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment revenue
Sales to external customers:
Oil and gas sales	39,443,400	17,494,676	28,195,545	15,028,609	–	–	–	–	–	–	67,638,945	32,523,285
Marketing revenues	–	–	–	–	14,941,214	7,787,397	–	–	–	–	14,941,214	7,787,397
Intersegment revenues	–	102,278	8,393,953	2,077,739	–	–	–	–	(8,393,953)	(2,180,017)	–	–
Other income	36,283	239,621	309,177	53,295	–	–	229,802	44,743	–	–	575,262	337,659

Total	39,479,683	17,836,575	36,898,675	17,159,643	14,941,214	7,787,397	229,802	44,743	(8,393,953)	(2,180,017)	83,155,421	40,648,341

Segment results
Profit before tax	21,267,881	9,360,535	21,374,026	9,582,319	111,205	194,653	116,659	(230,805)	(8,393,953)	(2,180,017)	34,475,818	16,726,685
Profit for the period	21,267,881	9,360,535	21,374,026	9,582,319	111,205	194,653	(8,371,454)	(4,555,844)	(8,393,953)	(2,180,017)	25,987,705	12,401,646

	Independent operations		Production sharing contracts		Trading		Unallocated		Elimination		Consolidated
	Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Other segment information
Segment assets	85,609,038	83,722,039	148,583,410	112,632,892	3,020,568	2,202,254	46,420,874	43,711,038	–	–	283,633,890	242,268,223

23.	SUBSEQUENT EVENT

There have been no subsequent events that need to be disclosed in the interim condensed consolidated financial statements.

24.	COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with the current period’s presentation, and those reclassifications are not significant.

25.	APPROVAL OF INTERIM FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended 30 June 2010 were approved and authorised for issue by the Board on 19 August 2010.

REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of
CNOOC Limited
(Incorporated in the Hong Kong Special Administrative Region with limited liability)

INTRODUCTION

We have reviewed the interim condensed financial statements set out on pages 6 to 33 which comprise the condensed consolidated statement of financial position of CNOOC Limited (the “Company”) and its subsidiaries (collectively as the “Group”) as of 30 June 2010 and the related condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended and explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 Interim Financial Reporting (“HKAS 34”) issued by the Hong Kong Institute of Certified Public Accountants.

The directors are responsible for the preparation and fair presentation of these interim condensed financial statements in accordance with IAS 34 and HKAS 34. Our responsibility is to express a conclusion on these interim condensed financial statements based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed financial statements are not prepared, in all material respects, in accordance with IAS 34 and HKAS 34.

Ernst & Young
Certified Public Accountants

18th Floor, Two International Finance Centre
8 Finance Street, Central
Hong Kong
19 August 2010

OTHER INFORMATION

DIRECTORS’ INTERESTS

As at 30 June 2010, the interests of the Directors and the Chief Executives of the Company in the equity securities of the Company and its associated corporations (all within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”)) as recorded in the register required to be kept under section 352 of the SFO or disclosed in accordance with the Listing Rules comprised only the personal interests in options to subscribe for shares of the Company referred to below.

During the six months ended 30 June 2010, the following persons had the following personal interests in options to subscribe for shares of the Company granted under the share option schemes of the Company:

Name of grantee	No. of shares involved in the options outstanding at the beginning of the period	No. of shares involved in the options outstanding at the end of the period	Date of grant	Exercise period of share option*	Closing price per share immediately before the date of grant (HK$)	Exercise price (HK$)

Executive Directors
Fu Chengyu	1,750,000	1,750,000	12 March 2001	12 March 2001 to 12 March 2011**	1.23	1.19
	1,750,000	1,750,000	27 August 2001	27 August 2001 to 27 August 2011	1.46	1.232
	1,150,000	1,150,000	24 February 2003	24 February 2003 to 24 February 2013	2.09	2.108
	2,500,000	2,500,000	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152
	3,500,000	3,500,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	3,850,000	3,850,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	4,041,000	4,041,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	4,041,000	4,041,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	4,041,000	4,041,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	–	2,100,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Yang Hua	1,150,000	1,150,000	12 March 2001	12 March 2001 to 12 March 2011**	1.23	1.19
	1,150,000	1,150,000	27 August 2001	27 August 2001 to 27 August 2011	1.46	1.232
	1,150,000	1,150,000	24 February 2003	24 February 2003 to 24 February 2013	2.09	2.108
	1,150,000	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152
	1,610,000	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	1,770,000	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	2,835,000	2,835,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	–	2,000,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Wu Guangqi	1,610,000	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62

	1,770,000	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	1,857,000	1,857,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	–	1,857,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Non-executive Directors
Zhou Shouwei	1,400,000	1,400,000	12 March 2001	12 March 2001 to 12 March 2011**	1.23	1.19
	1,750,000	1,750,000	27 August 2001	27 August 2001 to 27 August 2011	1.46	1.232
	1,750,000	1,750,000	24 February 2003	24 February 2003 to 24 February 2013	2.09	2.108
	1,750,000	1,750,000	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152
	2,450,000	2,450,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	2,700,000	2,700,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	2,835,000	2,835,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	2,835,000	2,835,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	1,800,000	1,800,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	–	1,800,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Cao Xinghe***	800,000	–	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	1,770,000	–	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	–	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	–	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	1,800,000	–	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	–	–	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Wu Zhenfang	800,000	800,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	1,770,000	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	1,800,000	1,800,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	–	1,800,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Independent Non-executive Directors
Chiu Sung Hong	1,150,000	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152

Other Employees
In aggregate	3,250,000	3,250,000	12 March 2001	12 March 2001 to 12 March 2011**	1.23	1.19
	9,950,000	9,950,000	27 August 2001	27 August 2001 to 27 August 2011	1.46	1.232
	12,449,966	12,449,966	24 February 2003	24 February 2003 to 24 February 2013	2.09	2.108
	20,749,935	20,099,935	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152
	35,756,667	31,436,667	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	48,583,333	44,963,333	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	58,919,000	51,079,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	63,514,000	63,083,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	80,400,000	78,300,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93

–	94,831,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

*
Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

**	50 percent of the share options granted are vested 18 months after the date of grant, the remaining 50 percent are vested 30 months after the date of grant.

***
Mr. Cao Xinghe retired as a Non-executive Director of the Company with effect from 24 May 2010. Information on Mr. Cao’s share options outstanding at the end of the period is included in the category of “Other employees”.

During the six months ended 30 June 2010, no share options granted under the share option schemes of the Company were exercised.

All the interests stated above represent long positions. As at 30 June 2010, no short positions were recorded in the register of directors’ and chief executives’ interests and short positions required to be kept under section 352 of the SFO.

Other than those disclosed in this interim report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2010.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

The register maintained by the Company pursuant to the SFO recorded that, as at 30 June 2010, the following companies had the interests (as defined in the SFO) in the Company set opposite their respective names below:

		Ordinary shares held	Percentage of total issued shares

(i)	CNOOC (BVI) Limited	28,772,727,268	64.41%
(ii)	Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.41%
(iii)	CNOOC	28,772,727,273	64.41%

CNOOC (BVI) Limited is a wholly-owned subsidiary of OOGC, which in turn is a wholly-owned subsidiary of CNOOC. Accordingly, the interests of CNOOC (BVI) Limited are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 30 June 2010, no short positions were recorded in the register of interests in shares and short positions required to be kept under section 336 of the SFO.

INFORMATION ON SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (as defined below);

2.	2001 Share Option Scheme (as defined below);

3.	2002 Share Option Scheme (as defined below); and

4.	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

Pre-Global Offering Share Option Scheme

On 4 February 2001, the Company adopted a pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”). Pursuant to the Pre-Global Offering Share Option Scheme:

1.	options to subscribe for an aggregate of 23,100,000 shares have been granted; and

2.	the exercise price for such options is HK$1.19 per share.

The exercise periods for the options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001. No further options may be granted under the Pre-Global Offering Share Option Scheme.

2001 Share Option Scheme

On 4 February 2001, the Company adopted a share option scheme (the “2001 Share Option Scheme”) for the purposes of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

1.	options to subscribe for an aggregate of 44,100,000 shares have been granted; and

2.	the exercise price for such options is HK$1.232 per share.

The exercise periods for the options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001. No further options may be granted under the 2001 Share Option Scheme.

INFORMATION ON SHARE OPTION SCHEMES (CONTINUED)

2002 Share Option Scheme

In June 2002, the Company adopted a new share option scheme (the “2002 Share Option Scheme”) for the purposes of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company.

Under the 2002 Share Option Scheme, the Board may, at its discretion, offer to grant to the directors and employees of the Company or any of its subsidiaries options to subscribe for shares of the Company. The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the date of the latest grant shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options is determined by the Board at their discretion at the date of grant, except that such price shall be not less than the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.
the average closing price of the shares on the Stock Exchange of Hong Kong Limited (“HKSE”) as stated in the HKSE’s quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares on the HKSE as stated in the HKSE’s quotation sheets on the date of grant.

The exercise periods for the options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date of grant.

On 31 December 2005, the Company terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme.

INFORMATION ON SHARE OPTION SCHEMES (CONTINUED)

2005 Share Option Scheme

On 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in sole discretion of the Board have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12 months period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares as stated in the HKSE’s daily quotation sheets on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

On 20 May 2010, the Board approved a grant of options in respect of 106,188,000 shares to the Company’s Directors and senior management under the 2005 Share Option Scheme. The exercise price for such options is HK$12.696 per share. The closing market price immediately before the date on which such options were granted was HK$12.22 per share. The exercise periods for the above options granted under the 2005 Share Option Scheme shall end not later than 10 years from 20 May 2010.

AUDIT COMMITTEE

The Audit Committee of the Board has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2010 are unaudited, but have been reviewed by Ernst & Young in accordance with Hong Kong Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Hong Kong Institute of Certified Public Accountants. This interim report has been reviewed by the Audit Committee of the Board.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

There was no purchase, sale or redemption of the Company’s shares by the Company or any of its subsidiaries during the six months ended 30 June 2010.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions of the Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of Listing Rules throughout the six months ended 30 June 2010, except for the deviations from the code provisions (“Code Provision”) A.2.1 and A.4.1 only. The following summarises the requirements under the relevant Code Provisions and the Company’s reasons for such deviations.

Code Provision A.2.1

Under Code Provision A.2.1, the roles of the chairman and chief executive officer are required to be separated and not to be performed by the same individual.

Mr. Fu Chengyu (“Mr. Fu”) is the Chairman of the Board. In addition to the role of the Chairman, the role of Chief Executive Officer is also designated to Mr. Fu. This constitutes a deviation from Code Provision A.2.1. The reason for such deviation is set out below.

The Company is engaged in the oil and gas exploration and production business which is different from integrated oil companies engaging in both upstream and downstream operations. In light of this, the Board considers that the interests of the Company’s oil and gas exploration and production business is best served when strategic planning decisions are made and implemented by the same person. The Nomination Committee of the Company also agreed that it is in the best interests of the Company that the roles of the Chairman of the Board and Chief Executive Officer be performed by the same individual.

CODE ON CORPORATE GOVERNANCE PRACTICES (CONTINUED)

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the articles of association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the other incumbent Non-executive Directors and Independent Non-executive Directors of the Company, except Mr. Wang Tao who was elected as a new Independent Non-executive Director of the Company for the first time by the shareholders at the annual general meeting of the Company on 29 May 2008 and Mr. Li Fanrong who was appointed as a new Non-executive Director of the Company with effect from 24 May 2010, have retired from the office by rotation and have been re-elected in the past three years according to Article 97. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of ethics (“Code of Ethics”) incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2010, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN DIRECTORS AND JOINT COMPANY SECRETARY

During the six months ended 30 June 2010, there were changes in directors and joint company secretary.

On 29 January 2010, Mr. Xiao Zongwei resigned as the Joint Company Secretary of the Company and Mr. Jiang Yongzhi was appointed as the Joint Company Secretary of the Company with effect from the same day.

On 24 May 2010, Mr. Cao Xinghe retired as Non-executive Director of the Company and Mr. Li Fanrong was appointed as Non-executive Director of the Company with effect from the same day.

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong. The principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE-listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg/default.shtml

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in its annual report for the year ended 31 December 2009, other than those disclosed in this interim report.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 3 September 2010 to 8 September 2010 (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 2 September 2010. The interim dividend will be paid on or around 17 September 2010.

By Order of the Board Jiang Yongzhi Joint Company Secretary

Hong Kong, 19 August 2010

FORWARD-LOOKING STATEMENTS

This interim report includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2009 Annual Report on Form 20-F filed on 23 April 2010. Consequently, all of the forward-looking statements made in this interim report are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.